Taro Pharmaceutical Industries Ltd.

January 5, 2012

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:                 Taro Pharmaceutical Industries Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2010
Filed June 29, 2011
File No. 000-22286

Dear Mr. Rosenberg:

Taro Pharmaceutical Industries Ltd. (“Taro”) is submitting this letter in response to the written comment by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 21, 2011, with respect to Taro’s Form 20-F filed with the Commission on June 29, 2011 for the fiscal year ended December 31, 2010 (the “2010 Form 20-F”).

For your convenience, the Staff’s comment is set forth below in italics, followed by Taro’s response thereto.

Report of Independent Registered Public Accounting Firm, page F-2

1.	It does not appear that the report of your auditors covers Schedule II on page S-1 as required by Rule 5-04(c) of Regulation S-X. It also does not appear that they provided a separate report to cover that schedule. Please amend your filing to include an audit report that covers Schedule II.

Taro’s Response

Taro intends to comply with the Staff’s request to amend its 2010 Form 20-F to include an audit report that covers Schedule II.  Due to the holidays, Taro expects to file the 2010 Form 20-F/A by January 13, 2012.

Taro Pharmaceutical Industries Ltd.

As requested, Taro acknowledges that:

●	Taro is responsible for the adequacy and accuracy of the disclosure in the filing;
●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	Taro may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 914.345.9001 with any questions or comments you may have.

Very truly yours,

/s/ Michael Kalb
Michael Kalb
Group Vice President, Interim Chief Financial Officer

cc:   Christine Allen, Staff Accountant
Mark Brunhofer, Senior Staff Accountant

Yaniv Cohen, Ziv Haft, Certified Public Accountants (Israel), a BDO member firm
David Wertheimer, Ziv Haft, Certified Public Accountants (Israel), a BDO member firm

Stephen Manzano, Vice President, Associate General Counsel of Taro Pharmaceuticals U.S.A., Inc.